United States
                     Securities and Exchange Commission
                          Washington, D.C.  20549

                               FORM 10-Q

[X] Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the period ended June 30, 2000

                                 or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from __________ to __________

Commission File Number: 0-14227

THE SOMERSET GROUP, INC.
(Exact name of registrant as specified in its charter)

INDIANA                                                        35-1647888
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                            Identification No.)

135 N. PENNSYLVANIA STREET, SUITE 2800, INDIANAPOLIS, INDIANA 46204
(Address of registrant)                                     (Zip Code)

Registrant 's telephone number, including area code: 317/269-1285


___________________________________________________________________
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filled by Section 13 or 15(d) of the Securities exchange Act of 1934 during the preceding 12 months (or for such shorter period than the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]    No[  ]


COMMON STOCK OUTSTANDING AT August 7, 2000    2,824,108 SHARES.






THE SOMERSET GROUP, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Nature of Operations and Summary of Significant Accounting Policies
The Somerset Group, Inc. (The "Company" or "Somerset") is a nondiversified, unitary savings and loan holding company. Its major asset at June 30, 2000, is a 21.8% ownership interest in First Indiana Corporation ("First Indiana"), which owns 100% of First Indiana Bank (the "Bank"). The Company operates First Indiana Investor Services, which markets insurance and investment products primarily to Bank customers. A subsidiary of the Company, Somerset Financial Services L.L.C., provides tax, accounting, health care consulting, investment and wealth management, information technology consulting, and management consulting services.

(a) Basis of Financial Statement Presentation: The accompanying financial statements have been prepared with generally accepted accounting principles for interim financial information and with the instruction to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

(b) Fees and Commissions: Fees are generated from financial and consulting services provided to clients, and commissions are generated from the sale of insurance and investment products.

(c) Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash in banks, and money market funds immediately available.

(d) Investment in First Indiana Corporation: First Indiana Corporation is a non-diversified unitary savings and loan holding company whose primary subsidiary is a federally chartered stock savings bank. It operates retail banking and mortgage and consumer loan offices throughout Indiana and mortgage and consumer loan offices in seven other states. Somerset's investment in First Indiana Corporation is stated at cost, adjusted for its share of undistributed earnings, and includes adjustments under the purchase method of accounting. Capital changes of First Indiana Corporation are reflected as a separate component of consolidated retained earnings.

(e) Office Furniture and Equipment: Office furniture and equipment are stated at historical cost for financial reporting purposes. Depreciation is determined using the straight-line method based upon the estimated useful lives of the individual assets. Both straight-line and accelerated methods are used for income tax purposes.

(f) Income Taxes: The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax basis. The principal temporary difference between the financial statement carrying amounts and the tax basis that result in deferred taxes is the investment in First Indiana, accounted for under the equity method of accounting. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the effective date.

(g) Earnings Per Share: Basic earnings per share for the three months ended June 30, 2000, and 1999 were computed by dividing net income by the weighted average shares of common stock outstanding (2,809,464 and 2,814,856 respectively). Diluted earnings per share for the three months ended June
30, 2000, and 1999 were computed by dividing net income by the weighted average shares of common stock and common stock that would have been outstanding assuming the issuance of all potential dilutive shares outstanding (2,862,870 and 2,848,990 respectively). Dilution of the per share calculations relate to outstanding stock options.

 Basic earnings per share for the six months ended June 30, 2000, and 1999 were computed by dividing net income by the weighted average shares of common stock outstanding (2,807,209 and 2,847,387 respectively). Diluted earnings per share for the six months ended June 30, 2000, and 1999 were computed by dividing net income by the weighted average shares of common stock and common stock that would have been outstanding assuming the issuance of all potential dilutive shares outstanding (2,846,677 and 2,884,775 respectively). Dilution of the per share calculations relate to outstanding stock options.

(h) Treasury Shares: Treasury shares issued are valued at average cost of all treasury shares at the date of issuance. Treasury share transactions for the three months and six months ended June 30, 2000, were as follows:

                                     Three Months Ended      Six Months Ended
                                          June 30, 2000       June 30, 2000
                                          -------------       -------------
Shares held in treasury, beginning of period    101,983            105,312
Number of shares repurchased                       ---               2,922
Number of shares re-issued for exercise
  of stock options                               (3,126)            (9,377)
Shares held in treasury, June 30, 2000           98,857             98,857


Note 2.  Change in Accounting Principle
During 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 (SOP 98-5), Report On The Costs of Start-Up Activities. SOP 98-5 requires that the costs of start-up activities, including organization costs, be expensed as incured. It further requires that any such costs capitalized in prior periods be charged to expense. SOP 98-5 was effective for financial statements for fiscal years beginning after December 15, 1998. The Company adopted SOP 98-5 effective January 1, 1999. Concurrent with the adoption, the Company charged $188,000 to expense ($115,000 after income taxes)that is reported as the cumulative effect of a change in accounting principle in the Condensed Consolidated Financial Statements for the six months ended June 30, 1999.

Note 3.  Sale of Assets   Business Segment
On June 1, 2000, Paradym Technologies, Inc., a wholly owned subsidiary of Somerset, sold a portion of its business. The computer network design and support services were sold, and the Company retained the computer applications software and support services. Total proceeds from the sale were $403,000, comprised of a fifty-percent equity interest in the acquiring entity and a promissory note receivable of $148,000. No gain or loss was recognized on the transaction.

Note 4.  Merger With First Indiana Corporation
On April 19, 2000, Somerset and First Indiana Corporation ("First Indiana") jointly announced the signing of a definitive agreement pursuant to which Somerset will be merged with and into a wholly owned subsidiary of First Indiana. The merger agreement provides that each Somerset shareholder will have the option of receiving 1.21 shares of First Indiana common stock (valued at $21.48, based on First Indiana's April 18, 2000, closing price of $17.75 per share) or $24.70 in cash, or a combination of each (with cash limited to 35% of Somerset's shares outstanding at closing), for each share of Somerset stock owned as of the effective date of the merger. Based on First Indiana's April 18, 2000, closing price, and assuming that 80% of Somerset's shares are exchanged for stock and 20% are exchanged for cash, the transaction has an aggregate value of approximately $63 million. This transaction, which is expected to close in the third quarter of 2000, will be accounted for using purchase accounting. The transaction is also subject to approval by Somerset and First Indiana shareholders and the Office of Thrift Supervision.

Note 5.  Investment in First Indiana Corporation
The Company 's percentage of ownership of First Indiana Corporation was 21.8% at June 30, 2000 ,and 22.0% at December 31, 1999. The Company's equity in earnings of First Indiana Corporation shown in the Condensed Consolidated Statements of Income is before income taxes. Federal and state income taxes applicable to the equity earnings are contained as a component of total federal and state income tax expense.

Note 6.  Cyclical Business Operations
Revenue and income from financial services is cyclical in nature as a result of the timing of income tax planning and preparation services performed by the Company. Because of government imposed filing deadlines, a larger percentage of these services occur during the first four months of each calendar year. Revenue and income during the first quarter of each year is favorably affected, as compared to the remaining three-quarters of the year.

Revenue, net income and earnings per share for the four quarterly periods ended December 31, 1999, were as follows:


                                    Year Ended December 31, 1999
                                          (In Thousands)
                            1st Qtr.   2nd Qtr.   3rd Qtr.   4th Qtr.   Annual
                            Mar. 31    June 30    Sept. 30   Dec. 31      1999
                            -------    -------    --------   -------   -------
Revenue and income           $4,668     $3,103      $3,461    $4,071   $15,303
Net income                   $1,291       $594        $759      $748    $3,392
Basic earnings per share       $.45       $.21        $.27      $.27     $1.20
Diluted earnings per share     $.44       $.21        $.27      $.26     $1.18


Note 7.  Average Shares Outstanding
Average shares outstanding, computed on the diluted basis as required by Financial Accounting Standards Board Statement 128, included the common share equivalents of outstanding stock options. There were 53,406 and 34,134 equivalent shares included in the average diluted shares outstanding for the
three months ended June 30, 2000, and June 30, 1999, respectively.   There were
39,468 and 37,388 equivalent shares included in the average diluted shares outstanding for the six months ended June 30, 2000, and June 30, 1999, respectively. The Company had the following shares of its stock reserved for exercise of stock options.

                       Date               Shares
                  June 30, 2000           15,262
                  December 31, 1999       86,440

Note 8.  Segment Reporting
Somerset's business units are organized to operate in the financial services industry and as a holding company for its investment in First Indiana. There are four operating and reporting units organized on the basis of the type and source of their revenue and income.

The Somerset Group Management Division.
This division manages all investment and treasury functions of the Company, including overseeing its investment in First Indiana. It also sets policy guidelines for the other operating divisions. Revenue and income is derived from the Company's investment in First Indiana and from investment and loan portfolios.

Somerset Financial Services L.L.C.
Services provided to the general public by Somerset Financial Services include tax planning and preparation, health care consulting, information technology, investment and wealth management, and management consulting services for entrepreneurs, their businesses, families, and individuals. Revenue and income for services is on a fee basis only; as an hourly fee or a quoted flat fee. No products are sold and no remuneration is received as an agent for any other business or organization.

First Indiana Investor Services Division
This division markets investment and insurance products primarily within the branch bank system of First Indiana and to a lesser degree to the general public. The primary investment products include variable annuities, mutual funds, and stocks and bonds. The primary insurance products include fixed annuities, life insurance, and property and casualty insurance. Revenue and income received is generated solely from commissions received on products sold, as an agent for insurance companies or through a contractual arrangement with a registered investment broker/dealer.

Paradym Technologies, Inc.
Prior to June 1, 2000, this subsidiary provided information technology consulting services, including corporate Internet, network design, installation and support, and application software installation and support. Subsequent to June 1, 2000, it only provides application software installation and support.

There were no inter-segment sales and no foreign operations for the three months or six months ended June 30, 2000, and 1999.

The segment financial information provided below is based on the internal management reporting system used by the Company's management to monitor and manage the financial performance of the Company. The Company evaluates segment performance based on the return on assets and the return on revenue.

(Dollars in thousands)
                                        Three Months Ended     Six Months Ended
                                              June 30,             June 30,
                                           2000      1999      2000       1999
Assets:
Somerset Group Management Division       $41,812   $39,814   $41,812    $39,814
Somerset Financial Services L.L.C.         6,440     2,903     6,440      2,903
First Indiana Investor Services Division   1,459     1,359     1,459      1,359
Paradym Technologies, Inc.                   403       601       403        601
                                           -----     -----     -----      -----
                                         $50,114   $44,677   $50,114    $44,677
                                          ======    ======    ======     ======
Revenue and Income: (A)
Somerset Group Management Division        $1,356    $1,127    $2,572     $2,198
Somerset Financial Services L.L.C.         2,075     1,512     5,955      4,407
First Indiana Investor Services Division     332       199       680        447
Paradym Technologies, Inc.                   153       265       349        719
                                          ------     -----     -----     ------
                                          $3,916    $3,103    $9,556     $7,771
                                           =====     =====     =====      =====
Net Income (Loss):
Somerset Group Management Division          $843      $674    $1,544     $1,309
Somerset Financial Services L.L.C.           (35)     (105)      893        568
First Indiana Investor Services Division      36       ---        89         23
Paradym Technologies, Inc.                   ---        25        (9)       100
Income before cumulative effect of
  change in accounting principle             844       594     2,517      2,000
Cumulative effect of change in
  accounting principle (B)                   ---      ---        ---       (115)
                                             ---      ----     -----     ------
Net Income                                  $844      $594    $2,517     $1,885
                                            ====      ====     =====      =====


Notes:
(A) All revenue and income is from external sources, except for equity in earnings of First Indiana Corporation, included in Somerset Group Management Division.

(B) A significant non-recurring, non-cash expense.

Note 9. Significant Non-Consolidated Subsidiary
Summarized income statement information is presented below for First Indiana Corporation. This 21.8% owned subsidiary represents a significant part of The Somerset Group, Inc.'s revenue and income.

                                    First Indiana Corporation and Subsidiaries
                                           Summarized Income Statement

(Dollars in Thousands)                Three Months Ended      Six Months Ended
                                           2000     1999        2000      1999
                                          -----    -----       -----     -----
Interest income                         $43,184  $35,917     $83,440   $70,300
Interest expense                         23,623   18,427      44,918    36,226
                                         ------   ------      ------    ------
Net interest income                      19,561   17,490      38,522    34,074
Provision for loan losses                 2,439    2,460       4,878     4,920
                                         ------   ------      ------    ------
Net interest income after provision      17,122   15,030      33,644    29,154
Non interest income                       5,379    6,312      10,157    12,309
Non interest expense                     12,343   13,246      24,731    25,748
                                         ------   ------      ------    ------
Income before income taxes               10,158    8,096      19,070    15,715
Income tax expense                        3,979    3,075       7,374     6,064
                                         ------   ------      ------    ------
Net income                               $6,179   $5,021     $11,696    $9,651
                                         ======   ======      ======    ======

Summarized Balance Sheet
                                             June 30,    December 31,
                                               2000          1999
Assets                                    $2,119,047     $1,979,774
Loans-Net                                 $1,816,887     $1,673,422
Deposits                                  $1,376,203     $1,312,115
Shareholders' Equity                      $  185,058     $  177,103


For additional financial information about First Indiana Corporation, please refer to its Form 10-Q filed with the Securities and Exchange Commission ("SEC") File Number 0-14354. Information in the above table was extracted from First Indiana Corporation's Form 10-Q.



                                    Part 1





Item 1   Financial Statements
The information required by Rule 10.01 of Regulation S-X is presented on the previous pages.

Item 2 Management's Discussion and Analysis of Financial condition and Results of Operations

Results of Operations
On April 19, 2000, The Somerset Group, Inc. and First Indiana Corporation announced a merger agreement whereby Somerset will merge into First Indiana Corporation. Somerset shareholders will receive either shares of First Indiana, or cash, or both, in exchange for their shares of Somerset. The transaction is expected to close in the tird quarter of 2000 subject to regulatory and shareholder approval.

Earnings for the three months ended June 30, 2000, were 42% above earnings for the same quarter of 1999, and amounted to $844,000, compared with $594,000 for the same quarter of 1999. Earnings per diluted share for the three months of 2000 of $.29 represented an increase of 38% over the $.21 reported last year.
 The lower percentage increase on a per share basis, compared with the actual earnings, was a result of an increase in average shares outstanding in 2000 over 1999.

Earnings for the six months ended June 30, 2000, amounted to $2,517,000, or $.88 per diluted share, compared with $1,885,000, or $.65 per diluted share, for the same period last year, an increase in per share earnings of 35%. The 1999 earnings included a non-recurring charge against net earnings of $115,000 resulting from the adoption of a new accounting pronouncement at the beginning of 1999. Excluding this one-time expense, earnings for the first six months of 2000 represented a 26% increase over last year.

The improvement in earnings for the quarter and six-month period were a result of an increase in revenue during the periods. Revenue and equity income for the second quarter amounted to over $3.9 million, a 26% increase over 1999, and when combined with the first quarter, amounted to over $9.5 million, compared with $7.8 million for the six months last year, an increase of 23%.

Fees and commission revenue from financial services increased 29% to $2.6 million for the quarter, compared with $2.0 million in the same quarter of 1999. The Company's pretax share of earnings from its 21.8% ownership of First Indiana Corporation increased 23% to $1.35 million, compared with $1.1 million for the 1999 quarter. For the first six months of the year, revenue from fees and commissions for financial services increased 25% to approximately $7 million, compared with $5.6 million last year. The Company's share of pretax earnings from First Indiana Corporation increased almost 22% to $2.6 million, compared with $2.1 million in 1999.

All service specialties recorded increased fees for the quarter and the first half of the year except the information technology group, which had tremendous growth in 1999 as a result of Y2K engagements and now has returned to a normal level of operations.

The increases in fees for tax consulting and tax return preparation were instrumental in the overall increase in revenue for services. New individual and small business clients continued to be added to our client base. In addition, revenue for 2000 included the results of McGee, Rice & Wheat, Inc., a CPA firm that merged with Somerset on September 1, 1999, and aided in the overall increase in revenue.

Another major contributor to the overall increase in revenue was commissions earned by our investment and insurance products division. Commissions received from these product sales increased 67% during the quarter, and 52% for the six months, when compared to last year.

Somerset's operating expenses increased $418,000, or 18%, during the 2000 quarter, compared with the 1999 quarter, and amounted to $2,732,000, compared with $2,314,000. For the year-to-date, operating expenses of $5,825,000 were $975,000, or 20% above the $4,850,000 expended in the first six months of 1999.

The higher operating expenses were primarily due to the inclusion of the operating expenses of McGee, Rice & Wheat, Inc. in the 2000 amounts that were not included in the 1999 results. The largest expense of the Company is personnel and personnel related costs. The September 1, 1999, merger with McGee, Rice & Wheat added 16 individuals to our professional and support staff and accounted for the major portion of the increase in salaries, wages, commission, and benefit expenses. These personnel related costs increased 13% for the quarter and 21% for the year-to-date.

The increase in operating expenses was necessary to support the 29% increase in fees and commission revenue during the quarter and the 25% increase for the year-to-date. As a provider of professional financial services, an increase in revenue generally requires an increase in professional personnel to provide those services.

Somerset's revenue and income from financial services and cash flows historically have been cyclical as a result of the timing of income tax planning and preparation services provided by the Company. Because of government-imposed filing deadlines, a larger percentage of these services occur during the first four months of each calendar year.

According to First Indiana's June 30, 2000, Form 10-Q filed with the SEC, the increased equity earnings from First Indiana Corporation were a result of First Indiana's sales strategy as a locally-based community bank with an emphasis on building customer relationships. For the past several years, First Indiana has concentrated on becoming a relationship-oriented bank with the goal of earning 100% of their clients' business. This focus has led to growth in deposits, loans, deposit-related fees, and containment of non-interest expense.

First Indiana's total deposits rose to $1.4 billion at June 30, 2000, an increase of 12% over June 30, 1999. Consumer checking balances grew to $141 million at June 30, 2000, a 16% increase over one year earlier. This growth in consumer checking balances is significant because these accounts create opportunities to build long-term relationships consistent with First Indiana's marketing strategy. Growth in deposits supported expansion of the Bank's loan portfolio. Total loans outstanding were $1.8 billion at June 30, 2000, compared with $1.6 billion one year earlier, an increase of 13%. More significantly, the composition of First Indiana's loan portfolio continued to change. Business loans outstanding grew 44% to $284 million from $197 million at June 30, 1999. Consumer loans, which primarily include home equity loans originated through the Bank's national loan origination network, grew 21% to $746 million from $617 million one year ago. First Indiana's non-interest expense for the quarter fell 7% to $12.3 million from $13.2 million in 1999. Year-to-date non-interest expense was $24.7 million, a 4% decrease over the same period last year.

Despite rising interest rates, First Indiana maintained a net interest margin of 3.89% for the quarter, and 3.91% for the first six months of 2000, compared with 3.89% and 3.87% for the same periods last year.

For a more detailed discussion of the Results of Operations of First Indiana Corporation, please refer to the Form 10-Q of First Indiana Corporation, filed with the Securities and Exchange Commission under File Number 0-14354.

Financial Condition and Liquidity
At June 30, 2000, the Company had a ratio of current assets to current liabilities of 5.0 to 1, which was 19% higher than the 4.2 to 1 ratio that existed at December 31, 1999. Net working capital of $3.9 million at June 30, 2000, represented an increase of 39% over the $2.8 million at December 31, 1999.
 The increase in working capital occurred as a result of the cyclical increase in revenue discussed above that occurs during the first four months of a calendar year. Management considers the financial condition and liquidity of the Company very good at June 30, 2000.

Management considers a current ratio of 3.0 to 1.0 adequate to support the working capital needs of operations.

The Company had no debt at June 30, 2000 or December 31, 1999. Shareholders' equity represented 77% of assets at June 30, 2000, and December 31, 1999. Shareholders' equity of $38.5 million represented an increase of 6% over the $36.4 million at December 31, 1999. The book value per share at June 30, 2000 was $13.70, compared to $12.97 at the end of 1999.

Generally Accepted Accounting Principles ("GAAP") requires the Company to record income tax expense at full corporate rates on a portion of its equity income from First Indiana. GAAP also requires Somerset to record its investment in First Indiana at a net carrying value, which represents its acquisition cost of First Indiana shares plus its equity share of First Indiana's net income. Under certain circumstances, the deferred tax liability recorded in this manner (approximately $10.6 million) may not be paid. The market value of Somerset's investment in First Indiana at June 30, 2000 was approximately $55 million, or $14.3 million greater than the investment-carrying amount reflected in its balance sheet.

Operating activities during the six months ended June 30, 2000, provided cash of $1,167,000, compared with cash provided of $1,212,000 during the first six months of 2000. Total cash and cash equivalents increased $566,000 for the six-month period. The cyclical nature of operations, as noted above, causes a rapid increase in receivables during the first four months of the year, which results in the use of cash to support this increase. During the remainder of the year, cash from operations improves as the balance of trade accounts receivables is reduced. During the first quarter of 2000, operating activities used $320,000 of cash, and during the second quarter provided cash of $1,487,000, primarily as a result of this cycle.

Major contributors to the positive cash flow from operations were the increase in net income and accrued income tax payable. These were offset by an increase in prepaid expenses, which was a result of costs incurred in connection with the pending merger of Somerset with First Indiana Corporation.

The Company transferred cash of $83,000 in connection with the sale of assets of a subsidiary in exchange for a note receivable and an equity investment in the purchaser. Somerset expended $137,000 for the purchase of computer hardware as part of a continuing plan to increase efficiency in its accounting and tax service specialties. Cash dividends of $309,000 were paid to shareholders for the first half of 2000, representing an annual rate of $.22 per share, a 10% increase over the $.20 per share paid in 1999.

Management anticipates that future purchases of property and equipment will be funded by available cash and cash provided by operations. An acquisition of another entity would require the use of debt and/or the issuance of additional shares of common stock.

The Company is a registered savings and loan holding company and is subject to regulations of permitted activities defined in the National Housing Act and administered by the Office of Thrift Supervision.

Impact of Accounting Standards Not Yet Adopted
During March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25." This pronouncement became effective July 1, 2000, on a prospective (future) basis. The Company has stock option grants outstanding for 49,313 options shares that will be affected by this pronouncement. The impact on the Company's financial statements is not material.

Information on Forward-Looking Statements
The statements in the quarterly report that are not historical are forward-looking statements. Although the Company believes that its expectations are based upon reasonable assumptions within the bounds of knowledge of its business, there can be no assurance that the Company's financial goals will be realized. Numerous factors may affect the Company's actual results and may cause results to differ materially from those expressed in forward-looking statements made by or on behalf of the Company.

                                           PART II
                                      OTHER INFORMATION

Items 1, 2, 3 and 5
The information required by these items has been omitted. The registrant had no activity applicable to these items.

Item 4 - Submission of Matters to a Vote of Security Holders
An annual meeting of shareholders was held April 26, 2000.

The following directors were elected at the meeting.

                           Votes       Votes     Votes
                            For       Against   Withheld
Douglas W. Huemme       2,514,389       4,028      5,000
Malcolm A. Leslie       2,515,951       2,466      5,000
Kevin K. McKinney       2,508,084      10,333      5,000

The following directors' terms of office continued after the meeting.

Patrick J. Early              Marni McKinney
William L. Elder              Robert H. McKinney
Gary L. Light                 Michael L. Smith


Item 6 - Reports Filed on Form 8-K
On April 19, 2000, the Company filed a Form 8-K in connection with a merger transaction with First Indiana Corporation.
SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

THE SOMERSET GROUP, INC.
(Registrant)



Date:  August 7, 2000              By Marni McKinney
                                      Marni McKinney  Vice Chairman and
                                      Chief Executive Officer



                                   By Joseph M. Richter
                                      Joseph M. Richter Executive Vice President